Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2025 of Western Copper and Gold Corporation of our report dated March 25, 2026, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.3 incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-283442) of Western Copper and Gold Corporation of our report dated March 25, 2026 referred to above.

We also consent to reference to us under the heading "Interests of Experts" in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, Canada

March 25, 2026

PricewaterhouseCoopers LLP

250 Howe Street, Suite 1400

Vancouver, British Columbia, Canada V6C 3S7

T.: +1 604 806 7000, F.: +1 604 806 7806

Fax to mail: ca_vancouver_main_fax@pwc.com

PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.